SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                              RYANAIR ANNOUNCEMENT

Ryanair Holdings plc today (Tuesday, 1st March 2005), announced it had received a notification from Michael Horgan, a Director in the Company, confirming that he had purchased 4,000 ordinary shares at a price of EUR5.97 per share.

ENDS.               Tuesday, 1st March 2005

For reference:      Howard Millar              Pauline McAlester
                    Ryanair Holdings plc       Murray Consultants
                    Tel: 00-353-1-8121212      Tel: 00-353-1-4980300


END



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  1 March, 2005
                                    By:___/s/ Howard Millar____


                                    H Millar
                                    Company Secretary & Finance Director